SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada

(Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Attached to the Registrant’s Form 6-K for the month of October 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1.	Press Release dated October 6, 2004
2.	Press Release dated October 13, 2004
3.	Press Release dated October 27, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: October 27, 2004

FOR IMMEDIATE RELEASE

US Space and Naval Warfare Systems Command Selects Spectrum Signal Processing
HCDR-1000 for UHF Satellite Communications Platform

Columbia, MD — October 6 2004 — Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), today announced that the US Space and Naval Warfare Systems Command (SPAWAR) has selected Spectrum’s flexComm™ HCDR-1000 platform for the development of an Ultra High Frequency (UHF) Characterization System. The system will be used to analyze interference patterns thereby enabling the development of interference mitigation techniques for improved satellite communications.

Satellite voice and data communications are commonly plagued with interference of indeterminate source and nature. SPAWAR is developing a UHF Characterization Platform that will be used to analyze the entire band of UHF satellite communications channels with the objective of creating statistical models of the interference patterns. These statistical models will then be used to pinpoint the source and characteristics of the interference such that interference mitigation techniques can be employed to improve satellite communications.

“Spectrum provided a complete front-end processing platform for our application, from radio frequency (RF) to base-band processing. This platform employs innovative technology including FPGA (field programmable gate array) cores instead of traditional down-converters which results in a significant increase in channel density per slot,” said Gerry Baumgartner, Program Manager at SPAWAR. “Spectrum was also able to meet an aggressive timeframe which will allow us to meet our program schedule and cost objectives.”

“SPAWAR’s selection of Spectrum’s HCDR-1000 is a validation of both our application engineering services capabilities and our flexible product offering,” said James P. Atkins, President of Spectrum Signal Processing (USA) Inc. “Our applications engineering services team provides signal processing systems engineering expertise and the ability to rapidly integrate third party products such as RF front ends.”

The HCDR-1000 is a flexible heterogeneous processing platform that incorporates Xilinx™ field programmable gate arrays, IBM and Motorola PowerPC™ processors and Texas Instruments digital signal processors. The HCDR-1000 also integrates a front-end radio frequency receiver from Eclipse Electronic Systems, Inc. http://eclipse.sigint.com/

ABOUT SPAWAR

Headquartered in San Diego, CA, SPAWAR is the US Navy’s Chief Engineer for command, control, communications, computer, intelligence and surveillance (C4IS) systems. SPAWAR’s mission is to provide war fighters with knowledge superiority by developing, delivering, and maintaining effective, capable and integrated C4IS systems. More information on SPAWAR is available at http://enterprise.spawar.navy.mil/.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf (COTS) platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

1

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
™ Xilinx is a trademark of Xilinx Inc.
™ PowerPC is a trademark of International Business Machines Corporation.

SPECTRUM CONTACTS:

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.421.5422	Tel: 604.421.5422
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com

2

MEDIA ADVISORY

Spectrum Signal Processing to Host Third Quarter Results Conference Call and Live Audio Webcast

Burnaby, B.C., Canada — October 13, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its third quarter results after market close on Wednesday, October 27, 2004. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the third quarter.

To access the Spectrum Conference Call:

Date: Wednesday, October 27, 2004

Time: 1:30 pm Pacific / 4:30 pm Eastern

Dial-in number: 1.877.295.2825. A replay of the call will be available from October 27 to November 3 and can be accessed by dialing 1.416.695.5800 followed by the access code 3104577#.

Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com The replay will be available on Spectrum’s web site until November 12, 2004.

About Spectrum Signal Processing Inc.

Spectrum Signal Processing Inc. (NASDAQ: SSPI/TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland provides applications engineering services and modified commercial-of-the-shelf platforms to the US Government, its allies, and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

™ flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Business Media and Investor Relations
Phone: 604.421.5422
Email: brent_flichel@spectrumsignal.com

FOR IMMEDIATE RELEASE

Spectrum Signal Processing Reports Third Quarter 2004 Results

Burnaby, B.C., Canada — October 27, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) today announced its financial results for the third quarter of 2004. Spectrum reports all results in US dollars and in accordance with US GAAP. Third quarter financial highlights include:

•	Revenue of $4.8 million;

•	Gross margins of $2.7 million, or 56% of revenue;

•	Net operating expenses of $2.4 million;

•	Net earnings of $309,000; and,

•	A cash balance of $1.8 million at September 30, 2004.

“Spectrum has come a long way in 2004,” stated Mr. Pascal Spothelfer, Spectrum’s President and CEO. “We have delivered consecutive quarters of profitability, our current generation of software defined products are very competitive and our next generation product development is well underway.”

FINANCIAL RESULTS

Revenues for the third quarter of 2004 were $4.8 million, an increase of 14% compared to revenues of $4.2 million for the second quarter of 2004 and a decrease of 6% compared to revenues of $5.1 million for the third quarter of 2003.

Wireless revenues were $3.8 million for the third quarter of 2004, an increase of 27% compared to wireless revenues of $3.0 million for the second quarter of 2004 and a decrease of 21% compared to wireless revenues of $4.8 million for the third quarter of 2003. Packet-voice revenues were $1.0 million for the third quarter of 2004, a decrease of 17% compared to packet-voice revenues of $1.2 million for the second quarter of 2004 and an increase of 200% compared to packet-voice revenues of $333,000 for the third quarter of 2003. The Company ceased all new development in its packet-voice product line in January 2004, in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects revenues from packet-voice products and services will decrease significantly in the fourth quarter of 2004 after which time it expects that packet-voice product and services revenues will become nominal.

The company’s gross margin for the third quarter of 2004 was $2.7 million, or 56% of revenue, compared $2.5 million, or 60% of revenue, for the second quarter of 2004 and $2.9 million, or 56% of revenue, for the third quarter of 2003.

Operating expenses for the third quarter of 2004 were $2.4 million, compared to $2.4 million for the second quarter of 2004 and $4.3 million for the third quarter of 2003. Operating expenses for the third quarter of 2004 included a $203,000 expense offset recorded pursuant to the company’s research and development funding agreement with Technology Partnerships Canada.

Spectrum recorded net earnings of $309,000 for the third quarter of 2004, or $0.02 per share, compared to net earnings of $153,000, or $0.01 per share, for the second quarter of 2004 and a loss of $1.4 million, or $0.10 per share, for the third quarter of 2003.

Spectrum’s cash position, net of bank indebtedness, at September 30, 2004 stood at $1.8 million, compared to $2.1 million at June 30, 2004.

OPERATIONAL HIGHLIGHTS

During the third quarter of 2004, Spectrum announced:

•	A contract with an agency of the US Department of Defense, which will use Spectrum’s SDR-3000 platform to develop and deploy a mobile signals intelligence application;

•	The appointment of Peter W. Roberts, former Chief Financial Officer of Sierra Wireless, Inc., to the company’s Board of Directors and as the Chair of its Audit and Governance Committee; and,

•	A contract with the US Space and Naval Warfare Systems Command, which will use Spectrum’s flexComm™ HCDR-1000 platform to develop an Ultra High Frequency Characterization System.

TECHNOLOGY PARTNERSHIPS CANADA

The company is currently being audited by Industry Canada in relation to its Technology Partnerships Canada (TPC) contribution agreements. Spectrum is party to two contribution agreements with TPC; the first dated March 1999 and the second dated March 2004. The development portion of the first agreement was concluded in September 2002 with Spectrum now paying royalties on resultant products. Spectrum is currently in the development stage of the second contribution agreement.

The audits are being conducted as part of a broader Industry Canada review of Technology Partnerships Canada funding agreements. These compliance audits are focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. A number of British Columbia-based companies have been deemed by Industry Canada to be in breach of these provisions based on audits conducted in early 2004. Industry Canada entered into agreements with these companies to settle outstanding issues over whether the companies were in compliance with certain provisions of their contribution agreements with TPC. The settlements included reduced funding contribution limits and settlement payments equivalent to consultancy fees paid.

Spectrum paid consultancy fees of approximately $800,000 in relation to its first TPC contribution agreement dated March 1999. In the third quarter of 2004 Spectrum accrued a $46,000 liability in relation to consultancy fees paid for the purpose of soliciting this agreement. Spectrum is confident that its use of other consultants in relation to its first funding agreement was conducted in good faith, with the knowledge of TPC and in accordance with the terms of the funding agreement. Spectrum did not use a consultant in relation to its second TPC contribution agreement dated March 2004.

CONFERENCE CALL INFORMATION

Spectrum will conduct a conference call and live audio webcast on October 27, 2004 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone by dialing 1.877.295.2825, or via audio webcast at www.spectrumsignal.com. A replay of the call will be available from October 27, 2004 to November 3, 2004 and can be accessed by dialing 1.416.695.5800 followed by the access code 3104577#, or by visiting www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The statements by Pascal Spothelfer, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

™ flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT

Brent Flichel
Business Media and Investor Relations
Tel: 604.421.5422
E-mail: brent_flichel@spectrumsignal.com

Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$5,105	$4,794	$14,900	$13,261
Cost of sales	2,233	2,100	6,756	5,570

	2,872	2,694	8,144	7,691
Expenses
Administrative	1,387	805	3,644	2,799
Sales and marketing	1,158	622	3,727	1,852
Research and development	1,285	794	3,563	1,901
Amortization	235	144	654	431
Write-down of capital assets	236	—	236	270
Restructuring charges	(26)	23	150	2,318

	4,275	2,388	11,974	9,571
Earnings (loss) from operations	(1,403)	306	(3,830)	(1,880)
Other
Interest expense	13	2	28	12
Other income	(4)	(5)	(6)	(6)

	9	(3)	22	6

Net earnings (loss)	(1,412)	309	(3,852)	(1,886)
Deficit, beginning of period	(17,601)	(22,148)	(15,161)	(19,953)

Deficit, end of period	$(19,013)	$(21,839)	$(19,013)	$(21,839)

Earnings (loss) per share
Basic	$(0.10)	$0.02	$(0.26)	$(0.11)
Diluted	$(0.10)	$0.02	$(0.26)	$(0.11)
Weighted average shares
Basic	14,732,391	17,612,467	14,732,391	16,607,318
Diluted	14,732,391	18,661,468	14,732,391	16,607,318

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	December 31,	September 30,
	2003	2004
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$458	$1,795
Restricted cash	—	62
Trade receivables, net of allowance for doubtful accounts of $311 (2003 — $298)	3,930	3,953
Receivable from Technology Partnerships Canada	298	467
Inventories	1,824	2,001
Prepaid expenses	120	183

	6,630	8,461
Capital assets	1,778	1,213
Other assets	—	281

	$8,408	$9,955

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,859	$1,637
Accrued liabilities and other current liabilities	1,945	2,440

	3,804	4,077
Long-term obligations	714	877
Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 17,672,943 (2003 — 14,751,724)	24,997	27,926
Additional paid-in capital	667	667
Warrants	—	68
Deficit	(19,953)	(21,839)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	3,890	5,001

	$8,408	$9,955

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$(1,412)	$309	$(3,852)	$(1,886)
Adjustments to reconcile net earnings (loss) to net cash used for operating activities
Amortization	235	149	654	456
Write-down of capital assets	236	—	236	270
Non-cash portion of restructuring charges	(26)	23	150	1,371
Changes in operating assets and liabilities
Restricted cash	—	(19)	—	(62)
Accounts receivable	(619)	(521)	938	(192)
Inventories	634	(18)	157	(177)
Prepaid expenses	35	21	(95)	(63)
Accounts payable	(1,362)	(428)	(479)	(222)
Accrued liabilities and other current liabilities	123	93	(257)	(801)

Net cash used for operating activities	(2,156)	(391)	(2,548)	(1,306)

Cash flows from investing activities
Purchase of capital assets	(10)	(21)	(474)	(136)
Proceeds from disposition of capital assets	33	—	33	—

Net cash provided by (used for) investing activities	23	(21)	(441)	(136)

Cash flows from financing activities
Repayment of bank indebtedness	77	—	77	—
Issue of shares from share purchase warrants and options	—	137	—	801
Issue of shares for cash, net of issue costs	—	—	—	1,978

Net cash provided by financing activities	77	137	77	2,779

Net increase (decrease) in cash and cash equivalents during the period	(2,056)	(275)	(2,912)	1,337
Cash and cash equivalents, beginning of period	2,624	2,070	3,480	458

Cash and cash equivalents, end of period	$568	$1,795	$568	$1,795

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.